InterOil Corporation Management Discussion and Analysis For the Quarter Ended June 30, 2009 (Unaudited) August 05, 2009

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	3
INTRODUCTION	4
INDUSTRY TRENDS AND KEY EVENTS	4
RISK FACTORS	4
OPERATIONAL HIGHLIGHTS	5
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	7
QUARTER AND SIX MONTH PERIOD IN REVIEW	11
LIQUIDITY AND CAPITAL RESOURCES	19
CRITICAL ACCOUNTING ESTIMATES	26
NEW ACCOUNTING STANDARDS	27
NON-GAAP MEASURES AND RECONCILIATION	28
PUBLIC SECURITIES FILINGS	30
DISCLOSURE CONTROLS AND PROCEDURES	30
GLOSSARY OF TERMS	31

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2008 and our unaudited interim financial statements and accompanying notes for the quarter and six months ended June 30, 2009.  The MD&A was prepared by management and provides a review of our performance in the quarter and six months ended June 30, 2009, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars (“USD”) unless otherwise specified.  References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.  Information presented in this MD&A is as at June 30, 2009 and for the quarter and six months ended June 30, 2009 unless otherwise specified.

Management Discussion and Analysis   INTEROIL CORPORATION     1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws.  Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook.  We have based these forward-looking statements on our current expectations and projections about future events.  All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.  Forward-looking statements include, without limitation, statements regarding our plans for our exploration and other business activities and results therefrom, developing our business, cash flows from operations, sources of capital, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities;
•	potential effects from oil and gas price declines;
•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;
•	the availability of crude feedstock at economic rates;
•	the ability to meet maturing indebtedness;
•	the uncertainty in our ability to attract capital;
•	general economic conditions and illiquidity in financial and credit markets;
•	interest rate risk;
•	the impact of competition;
•	losses from our hedging activities;
•	inherent limitations in all control systems, and misstatements due to error that may occur and not be detected;
•	fluctuations in currency exchange rates;
•	the recruitment and retention of qualified personnel;
•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;
•	our ability to finance the development of our LNG facility;
•	our ability to timely construct and commission our LNG facility;
•	the margins for our refined products;
•	the inability of our refinery to operate at full capacity;
•	difficulties in marketing our refinery’s output;
•	exposure to certain uninsured risks stemming from our refining operations;
•	weather conditions and unforeseen operating hazards;
•	political, legal and economic risks in Papua New Guinea;
•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;
•	landowner claims;
•	the uncertainty of success in pending lawsuits and other proceedings;
•	law enforcement difficulties;
•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;
•	stock price volatility; and
•	contractual defaults.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Management Discussion and Analysis   INTEROIL CORPORATION     2

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will eventuate.  In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.  Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2008 (“2008 Annual Information Form”).

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information.  The forward-looking information contained in this report is expressly qualified by this cautionary statement.

OIL AND GAS DISCLOSURES

We are required to comply with Canadian National Instrument 51-101 standards for Disclosure of Oil and Gas Activities, which prescribes disclosure of oil and gas reserves and resources.  During 2008, we retained GLJ Petroleum Consultants Ltd, an independent qualified reserve evaluator based in Calgary, Canada, to evaluate our resources data as at December 31, 2008 in accordance with NI 51-101.  Disclosure of this evaluation has been summarized in our 2008 Annual Information Form dated March 27, 2009 available at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  The Company includes in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.  Investors are urged to consider closely the disclosure in the Company’s Form 40-F dated March 27, 2009, available at www.sec.gov.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent.  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis   INTEROIL CORPORATION     3

INTRODUCTION

We are developing a vertically integrated energy company in Papua New Guinea and the surrounding region.  Our operations are organized into four major segments:

Segments	Operations

Upstream	Exploration and Production – Explores for and appraises potential natural gas and oil structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.
Liquefaction – Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

INDUSTRY TRENDS AND KEY EVENTS

InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region.  InterOil is therefore exposed to exploration and development, refining, distribution and marketing industry trends and regulation.

A summary of the various industry trends can be found under the heading “Industry Trends” in our Management Discussion and Analysis dated March 27, 2009 available at www.sedar.com.  We do not believe that our business environment has changed in any material way since the date of our 2008 Management Discussion and Analysis.

RISK FACTORS

Our business operations and financial position are subject to a range of risks.  A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Legal Notice – Risk Factors and Forward Looking Statements” above.  Detailed risk factors can be found under the heading “Risk Factors” in our 2008 Annual Information Form dated March 27, 2009 available at www.sedar.com.  We do not believe that our business risks have materially changed since the date of our 2008 Annual Information Form.

Management Discussion and Analysis   INTEROIL CORPORATION     4

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter ended June 30, 2009, for each of the segments is as follows:

Upstream
•
On April 17, 2009, an indirect participation interest ('IPI') investor waived conversion rights to 160,000 of our common shares under the IPI agreement triggering conveyance accounting for their 1.2% interest in the IPI program.  As a result conversion rights to a total of 2,000,000 common shares remain outstanding under the IPI agreement.

•
On April 6, 2009, oil and oil emulsion was recovered from the Antelope-1 side track well from an interval of 7,809 feet (2,380 meters) to the current total depth (TD) at 7,930 feet (2,416 meters).  On May 4, 2009, a second side track was kicked off in Antelope-1 with the objective of performing drill stem tests (DST's) to evaluate the liquids potential (condensate and oil) in lower interval of the reservoir.  On May 24, 2009, DST#12 tested an interval from 7,701 feet (2,347 meters) to 7,881 feet (2,402 meters) and recovered gas, condensate and oil.  On June 6, 2009, DST#14 tested an interval from 7,940 feet (2,420 meters) to 8,045 feet (2452 meters) and recovered gas, condensate and oil.  The water recovered during these tests was measured as drilling fluid and not formation water.   We are in the early stages of evaluating the oil and condensate shows and have not been able to determine a reasonable approximation of oil or condensate volumes.  In particular, we have not determined whether such volumes would be sufficient to be commercially exploitable.

•	On June 26, 2009, the Antelope-1 side track was completed with the installation of 2 7/8" tubing and the well was made ready for future production and/or long term flow testing.
•
On July 27, 2009, subsequent to quarter end, the Antelope-2 well, 2.3 miles to the south of Antelope-1 was spudded and is programmed to drill to a depth of 8,366 feet (2,550 meters).  The purpose of this well is to assist in delineating the Antelope structure to the south and to further evaluate the condensate and oil observed in the Antelope 1 well.

Midstream – Refining
•	Net income of $9.6 million derived for the quarter compared with $11.3 million for the same quarter of 2008 as a result of a lower gross margin gains from price increases on inventory held.
•
Refining operations achieved a gross margin of $10.9 million and Earnings before Interest Taxes, Depreciation and Amortization (“EBITDA”), a non-GAAP financial measure, of $14.1 million for the quarter.

•	Total refinery throughput was 21,574 barrels per operating day in quarter, as compared with 21,694 barrels per operating day in the same quarter of 2008.
•	Capacity utilization, based on 36,500 barrels per day operating capacity, was 39% for the quarter as compared to 30% in the same quarter of 2008.
•
The Catalytic Reformer Unit (CRU) was shut down for certain periods in the quarter for catalyst regeneration. This resulted in unleaded gasoline being imported to satisfy domestic demand and reduced margins on gasoline sales during the quarter. The CRU was restarted in May and commenced producing gasoline by the end of May 2009.

Midstream – Liquefaction
•	Net loss of $1.8 million for the quarter, being our share of expenses incurred by the PNG LNG Inc. joint venture company developing the LNG Project.

Downstream
•
Downstream operations generated a net profit of $1.7 million for the quarter ended June 30, 2009, compared with $3.4 million for the same period of 2008 due to reduced margins on inventory held caused by movements in product prices.

•	Downstream operations generated a gross margin of $7.8 million and EBITDA of $4.2 million for the quarter.
•	Total Downstream sales volumes were 140.8 million liters in the quarter, compared with 128.3 million liters in same quarter of 2008.

Management Discussion and Analysis   INTEROIL CORPORATION     5

•
On July 22, 2009, subsequent to quarter end, we announced entry into the contract to purchase Shell Oil Products (PNG) Ltd, which owns the aviation fuelling assets located at the Jackson International Airport in Port Moresby.  This acquisition remains conditional upon review and approval by certain statutory authorities in Papua New Guinea.

Corporate
•	During May and June 2009, all debentures outstanding from the May 2008 subordinated convertible debenture offering were converted into common shares.
•	On June 8, 2009, we completed a registered direct stock offering of 2,013,815 common shares to a number of institutional investors at a purchase price of $34.98 per share raising $70.4 million.

Management Discussion and Analysis   INTEROIL CORPORATION     6

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter and Six Months Ended June 30, 2009 compared with the Quarter and Six Months Ended June 30, 2008

Consolidated – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, except per share data)	2009	2008	2009	2008
Sales and operating revenues	147,571	243,657	308,411	435,030
Interest revenue	89	440	165	756
Other non-allocated revenue	836	916	1,582	1,641
Total revenue	148,496	245,013	310,158	437,427
Cost of sales and operating expenses	(126,007)	(206,214)	(262,418)	(383,197)
Office and administration and other expenses	(10,629)	(16,093)	(19,627)	(24,284)
Foreign Exchange gain/(loss)	5,284	3,484	(1,106)	4,784
Derivative (loss)/gain	(346)	(9,011)	931	(10,629)
Exploration costs	(31)	(83)	(247)	154
Exploration impairment	-	14	-	(11)
Gain on sale of oil and gas properties assets	1,087	10,246	1,087	10,246
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	17,854	27,356	28,778	34,490
Depreciation and amortization	(3,774)	(3,440)	(7,154)	(6,924)
Interest expense	(3,077)	(4,928)	(7,118)	(10,117)
Profit before income taxes and non-controlling interest	11,003	18,988	14,506	17,449
Income tax expense	(1,564)	(3,383)	(2,421)	(4,241)
Non-controlling interest	(2)	(2)	(4)	(2)
Net profit	9,437	15,603	12,081	13,206
Net profit per share (dollars) (basic)	0.25	0.48	0.32	0.41
Net profit per share (dollars) (diluted)	0.24	0.40	0.32	0.36
Total assets	662,411	596,428	662,411	596,428
Total liabilities	277,256	404,600	277,256	404,600
Total long-term liabilities	131,946	241,993	131,946	241,993
Gross margin (2)	21,564	37,443	45,993	51,833
Cash flows provided by/(used in) operating activities (3)	65,108	(32,660)	78,726	(22,555)

(1)
Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(2)
Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’ and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Analysis of Financial Condition Comparing Quarters and Six Months Ended June 30, 2009 and 2008

We continued to improve our financial position during the current quarter by undertaking capital transactions that significantly reduced our overall gearing levels.  These transactions improved our debt-to-capital ratio to 13% in June 2009 from 43% in June 2008.  This reduction in gearing levels was mainly due to the conversion of $95.0 million 8% convertible subordinated debentures issued in May 2008 and the completion of the $70.4 million registered direct stock offering completed in June 2009.

During May and June 2009, a mandatory conversion was triggered on the remaining debentures from the original $95.0 million 8% convertible subordinated debentures as the VWAP remained above $32.50 for 15 consecutive trading days. The voluntary conversions by debenture holders and the mandatory conversion triggered in the quarter resulted in debentures totaling $79.0 million being converted into common shares.

Management Discussion and Analysis   INTEROIL CORPORATION     7

On June 8, 2009 we also completed a registered direct stock offering of 2,013,815 common shares to a number of institutional investors at a purchase price of U.S$34.98 per share raising $70.4 million.

Our current ratio (being current assets/current liabilities) which measures the ability to meet short term obligations improved to 1.92 as at June 30 2009 from 1.64 as at June 30, 2008.  The quick ratio (or acid test ratio, being [current assets less inventories]/current liabilities), which is a more conservative measure of an entity's ability to meet short term obligations, was 1.13 as at June 30, 2009 as compared to 1.18 as at June 30, 2008.

Analysis of Consolidated Cash Flows Comparing Quarters and Six Months Ended June 30, 2009 and 2008

As at June 30, 2009, we had cash, cash equivalents and cash restricted of $117.7 million (June 2008 – $55.2 million), of which $14.9 million (June 2008 - $26.4 million) was restricted mainly governed by the BNP Paribas working capital facility utilization requirements and $6.5 million (June 2008 – nil) was restricted as cash deposit on the OPIC secured loan.  The cash held as deposit on OPIC secured loan relates to one half yearly installment of $4.5 million and the related interest that will be payable with the next installment.  The waiver in force in respect of this deposit requirement expired in June 2009 with the completion of the capital raising of $70.4 million.

Our cash inflows from operations for the quarter were $65.1 million compared with an outflow of $33.3 million for the quarter ended June 30, 2008.  Cash inflows of $78.7 million were generated for the six months to June 30, 2009 compared to an outflow of $22.6 million for the same period of 2008.  The improved cash flows from operations were mainly due to cash received on the close out of long term hedges and reduced working capital requirements due to decreased feedstock prices compared to the prior year.

Cash outflows for investing activities for the quarter ended June 30, 2009 were $36.6 million compared with $21.9 million during the quarter ended June 30, 2008.  For the six month period ended June 30, 2009 cash outflows were $43.9 million compared with $27.9 million for the same period of 2008.  These outflows mainly relate to the net cash expenditure on exploration activities net of IPI cash calls, offset by the movement in the restricted cash balance governed by the BNP Paribas working capital facility and OPIC secured loan.

Cash inflows from financing activities for the quarter ended June 30, 2009 was $25.2 million as compared to $66.3 million during the quarter ended June 30, 2008.  For the six month period ended June 30, 2009 cash inflows were $12.6 million compared with $35.4 million for the same period of 2008.  The financing activities section in the cash flow includes the capital and debt raisings by us as well as the movement in the working capital facility balance with BNP Paribas.  The cash inflows/outflows due to the working capital facility drawdown/repayments are due to the timing of cash flows and use of working capital.

Analysis of Consolidated Financial Results Comparing Quarter and Six Months Ended June 30, 2009 and 2008

The net profit for the quarter ended June 30, 2009 was $9.4 million compared with a profit of $15.6 million for the same quarter of 2008, a reduction of $6.2 million.  EBITDA for the quarter ended June 30, 2009 was $17.9 million, compared with $27.4 million in the 2008 June quarter, a reduction of $9.5 million.  The decrease in net profit and EBITDA between the quarter and six month periods is mainly due to the reduction in the gain recognized on the sale of oil and gas properties between the two periods.  The gain on sale of oil and gas properties (PRL 4 and 5, and conveyance accounting on IPI) last year was $10.2 million as compared to $1.1 million from conveyance accounting of IPI in the current year, resulting in a reduction of $9.2 million in the net profit between the quarter and six month periods comparisons.

The operating segments of Corporate, Midstream - Refining and Downstream operating segments collectively derived a net profit for the quarter of $13.5 million while the development segments of Upstream and Midstream Liquefaction developmental segments made a net loss of $4.1 million, giving rise to an overall net profit of $9.4 million.

Management Discussion and Analysis   INTEROIL CORPORATION     8

Sales and operating revenue decreased $96.1 million from $243.7 million in the quarter ended June 30, 2008 to $147.6 million in the quarter ended June 30, 2009 due to decreased product prices in a declining crude price environment.

The net profit for the six months ended June 30, 2009 was $12.1 million compared with a profit of $13.2 million for the same period of 2008, a reduction of $1.1 million.  EBITDA for the six months ended June 30, 2009 was $28.8 million, compared with $34.5 million in the same period of 2008, a reduction of $5.7 million.

The operating segments of Corporate, Midstream - Refining and Downstream operating segments collectively derived a net profit for the six month period of $20.9 million while the development segments of Upstream and Midstream Liquefaction developmental segments made a net loss of $8.8 million, giving rise to an overall net profit of $12.1 million.

Sales and operating revenue decreased $126.6 million from $435.0 million in the six months ended June 30, 2008 to $308.4 million in the six months ended June 30, 2009, due to decreased product prices in a declining crude price environment.

A complete discussion of each business segment’s results can be found under the section ‘Quarter and Six Month Period in Review’.  The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the quarter and six months ended June 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Six Months Variance ($ millions)
	$(6.2)	$(1.1)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(15.9)	$(5.8)
Reduction in gross margin due to lower distillate margins.  The Low Sulphur Waxy Residue sales in 2009 were also lower, and at spot prices compared with higher volume sales at contract prices which were at a premium to spot prices in 2008.  There was also lower effect of positive IPP movements as applied to the inventory sold during the period as compared to the prior year periods.

➢	$8.7	$11.6	Lower losses from derivative contracts undertaken as part of our risk management strategy that were not accounted for as hedges.

➢	$(9.2)	$(9.2)
Decrease in profit due to lower gain on sale of oil and gas properties from conveyance accounting of IPI in current period as compared to sale of PRL 4, 5 and higher conveyance accounting on IPI in prior periods.

➢	$5.5	$4.7	Reduction in office and administration and other expenses mainly due to lower share compensation expenses, provisions for doubtful debts and lower legal and consulting expenses.

➢	$1.8	$(5.9)	Impact of foreign exchange movements as the PGK was much more volatile against the USD during the current periods.

➢	$1.9	$3.0
Lower interest expense primarily due to part conversion and repayment of the Merrill Lynch bridging facility in May 2008 which was only partly offset by interest expense on the debentures issued in May 2008 to partially refinance that facility.

➢	$1.8	$1.8	Reduced income tax expense due to lower profits from Downstream operations.

Management Discussion and Analysis   INTEROIL CORPORATION     9

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended June 30, 2009 by business segment, and on a consolidated basis.

Quarters ended	2009		2008				2007
($ thousands except per share data)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	660	611	487	698	895	618	579	1,176
Midstream – Refining	114,347	145,523	194,617	216,750	197,864	176,973	137,509	168,737
Midstream – Liquefaction	2	5	23	35	19	13	26	10
Downstream	85,472	78,572	128,540	172,528	140,467	116,048	118,495	102,786
Corporate	8,640	7,753	9,591	8,415	8,334	8,531	7,352	11,825
Consolidation entries	(60,625)	(70,801)	(114,691)	(134,695)	(102,566)	(109,767)	(91,129)	(94,430)
Sales and operating revenues	148,496	161,663	218,567	263,731	245,013	192,416	172,832	190,104
Upstream	(669)	(470)	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)
Midstream – Refining	14,134	14,747	(13,976)	17,516	16,329	5,724	9,589	(1,332)
Midstream – Liquefaction	(1,378)	(2,360)	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)
Downstream	4,150	3,241	(7,244)	610	7,893	4,529	3,627	3,301
Corporate	1,897	3,052	226	764	(2,155)	1,796	2,145	6,248
Consolidation entries	(278)	(7,286)	(2,866)	(736)	(3,092)	(2,143)	(4,540)	(9,353)
Earnings before interest, taxes, depreciation and amortization (1)	17,856	10,924	(28,844)	16,815	27,355	7,135	6,896	(10,255)
Upstream	(2,382)	(2,134)	(4,003)	(1,039)	9,189	(1,993)	(3,736)	(4,893)
Midstream – Refining	9,624	10,349	(19,490)	12,660	11,344	202	2,990	(12,199)
Midstream – Liquefaction	(1,765)	(2,553)	(2,597)	(1,677)	(1,909)	(1,728)	(877)	(4,157)
Downstream	1,742	964	(5,901)	(886)	3,383	2,197	670	(255)
Corporate	(677)	350	(2,275)	(1,759)	(5,164)	(1,390)	(883)	3,578
Consolidation entries	2,895	(4,333)	36	1,929	(1,240)	314	(877)	35
Net profit/(loss) per segment	9,437	2,643	(34,230)	9,228	15,603	(2,398)	(2,713)	(17,891)
Net profit/(loss) per share (dollars)
Per Share – Basic	0.25	0.07	(0.96)	0.26	0.48	(0.08)	(0.09)	(0.60)
Per Share – Diluted	0.24	0.07	(0.96)	0.22	0.40	(0.08)	(0.09)	(0.60)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Management Discussion and Analysis   INTEROIL CORPORATION     10

 QUARTER AND SIX MONTH PERIOD IN REVIEW

The following section provides a review of the quarter and six months ended June 30, 2009 for each of our business segments.

UPSTREAM – QUARTER AND SIX MONTH PERIOD IN REVIEW

Upstream – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
Other non-allocated revenue	660	894	1,271	1,513
Total revenue	660	894	1,271	1,513
Office and administration and other expenses	(1,358)	(1,064)	(2,572)	(2,875)
Foreign Exchange gain/(loss)	(1,028)	158	(678)	2
Exploration costs	(31)	(83)	(247)	154
Exploration impairment	-	14	-	(11)
Gain on sale of oil and gas properties	1,087	10,246	1,087	10,246
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(670)	10,165	(1,139)	9,029
Depreciation and amortization	(150)	(135)	(262)	(289)
Interest expense	(1,562)	(841)	(3,115)	(1,545)
Loss before income taxes and non-controlling interest	(2,382)	9,189	(4,516)	7,195
Income tax expense	-	-	-	-
Net (loss)/profit	(2,382)	9,189	(4,516)	7,195

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Upstream Financial Results Comparing Quarter and Six Months Ended June 30, 2009 and 2008

The following analysis outlines the key movements, the net of which primarily explains the movements in the results between the quarter and six months ended June 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$(11.6)	$(11.7)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(9.2)	$(9.2)
Gain of $10.2 million during the quarter to June 30, 2008 comprising of $6.5 million gain on sale of our interest in PRL4 and PRL5 to Horizon, and $3.7 million gain on applying conveyance accounting following an IPI investor’s decision to waive its conversion rights.  During the quarter to June 30, 2009 there was a $1.1 million gain following an investor’s decision to waive its conversion rights.

➢	$(0.3)	$0.3	Movement in office and administration and other expenses is mainly influenced by the timing of rig repairs and maintenance expenses.

➢	$(1.2)	$(0.7)	Increase in foreign exchange losses in relation to the transfer of USD funds into PGK for exploration activities in Papua New Guinea.

➢	$(0.7)	$(1.6)	Higher interest expense due to an increase in inter-company loan balances from the Corporate segment.

Management Discussion and Analysis   INTEROIL CORPORATION     11

MIDSTREAM REFINING – QUARTER AND SIX MONTH PERIOD IN REVIEW

Midstream Refining – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
External sales	62,311	103,519	144,790	179,026
Inter-segment revenue	51,961	94,336	114,983	195,785
Interest and other revenue	75	9	97	25
Total segment revenue	114,347	197,864	259,870	374,836
Cost of sales and operating expenses	(103,383)	(172,655)	(224,821)	(342,128)
Office and administration and other expenses	(2,581)	(3,231)	(4,873)	(4,927)
Foreign Exchange gain/(loss)	6,096	3,363	(2,226)	4,903
Derivative gain/(loss)	(346)	(9,011)	931	(10,629)
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	14,133	16,330	28,881	22,055
Depreciation and amortization	(2,800)	(2,724)	(5,412)	(5,485)
Interest expense	(1,709)	(2,263)	(3,495)	(5,024)
Profit before income taxes and non-controlling interest	9,624	11,343	19,974	11,546
Income tax expense	-	-	-	-
Non-controlling interest	-	-	-	-
Net profit	9,624	11,343	19,974	11,546

Gross Margin (2)	10,889	25,200	34,952	32,683

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.
(2)
Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Midstream Refining Operating Review

	Quarter ended June 30,		Six months ended June 30,
Key Refining Metrics	2009	2008	2009	2008
Throughput (barrels per day)(1)	21,574	21,694	22,161	22,282
Capacity utilization (based on 36,500 barrels per day operating capacity)	39%	30%	46%	34%
Cost of production per barrel(2)	$4.16	$5.32	$3.27	$3.61
Working capital financing cost per barrel of production(2)	$0.31	$1.90	$0.33	$1.36
Distillates as percentage of production	56%	59%	57%	58%

(1)	Throughput per day has been calculated excluding shut down days. During quarter ended June 30, 2009 and 2008, the refinery was shut down for 32 days and 46 days, respectively.
(2)
Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput.  Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the quarter.

Analysis of Midstream Refining Financial Results Comparing Quarters and Six Months Ended June 30, 2009 and 2008

During the quarter the Midstream Refining business generated a net profit of $9.6 million, compared with a net profit of $11.3 million for the same quarter in 2008.

During the six month period there was a profit of $20.0 million compared with $11.5 million during the same period of 2008.

Management Discussion and Analysis   INTEROIL CORPORATION     12

The following analysis outlines the key movements, the net of which primarily explains the movements in the results between the quarter and six months ended June 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Six Months Variance ($ millions)

	$(1.7)	$8.4	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(14.3)	$2.3	Change in Gross Margin was due to the following contributing factors:
			+	Improved contracted Naphtha premium and improved Naphtha crack spreads in current periods
			+	$4.3 million gain for the quarter and $9.4 million for the six month period on hedge accounted transactions that have been recognized on long term contracts that were settled in January 2009.
			-	Distillate composition percentage and margins reduced as compared to the prior year periods
			-	Lower LSWR sales in 2009 made at spot prices compared with higher sales volume sales at contracted prices which were at a premium to spot prices in 2008.

➢	$8.7	$11.6	Lower losses from derivative contracts undertaken as part of our risk management strategy that were not accounted for as hedges.

➢	$0.6	$1.5
Reduction in interest expense as a result of a decrease in inter-company loans (due to conversion of debt to equity on certain intercompany balances) and installment repayments made on the OPIC secured loan balance.

➢	$2.7	$(7.1)	Foreign exchange movements during the periods due to the currency fluctuations between PGK and the USD.

Management Discussion and Analysis   INTEROIL CORPORATION     13

MIDSTREAM LIQUEFACTION – QUARTER AND SIX MONTH PERIOD IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
Interest and other revenue	2	19	7	32
Total segment revenue	2	19	7	32
Office and administration and other expenses	(1,432)	(1,831)	(3,805)	(3,511)
Foreign Exchange gain/(loss)	51	28	58	59
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(1,379)	(1,784)	(3,740)	(3,420)
Depreciation and amortization	(20)	(16)	(40)	(31)
Interest expense	(334)	(60)	(493)	(113)
Loss before income taxes and non-controlling interest	(1,733)	(1,860)	(4,273)	(3,564)
Income tax expense	(32)	(49)	(44)	(73)
Net loss	(1,765)	(1,909)	(4,317)	(3,637)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Midstream Liquefaction Financial Results Comparing the Quarter and Six Months Ended June 30, 2009 and 2008

All costs to the date of entering into the shareholders’ agreement relating to the LNG Project on July 31, 2007 have been expensed.  These costs included expenses relating to employees, office premises and consultants.

All costs incurred, subsequent to the execution of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG Project.  As at June 30, 2009, we have capitalized $2.3 million in direct costs of the project.

During the quarter, the Midstream Liquefaction business experienced a net loss of $1.8 million, compared with a net loss of $1.9 million in the same quarter of 2008.  For the six month period the sector had a $4.3 million loss compared with a $3.6 million loss during the same period of 2008.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarter and six months ended June 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$0.1	$(0.7)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.4	$0.7
Decreased office and administration and other expenses, mainly due to the volume of expenses incurred in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project.

➢	$(1.0)	$(1.0)
Relates to the increased loss on proportionate consolidation of PNG LNG Inc. subsequent to the acquisition of Merrill Lynch’s interest.  These will be recouped as other joint venture partners equalize their interests through payment of cash calls.

➢	$(0.3)	$(0.4)	Higher interest expense due to an increase in the inter-company loan balances from the Corporate segment.

Management Discussion and Analysis   INTEROIL CORPORATION     14

DOWNSTREAM – QUARTER AND SIX MONTH PERIOD IN REVIEW

Downstream – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
External sales	85,260	140,139	163,622	256,003
Inter-segment revenue	30	58	68	80
Interest and other revenue	182	271	354	432
Total segment revenue	85,472	140,468	164,044	256,515
Cost of sales and operating expenses	(77,450)	(126,624)	(151,081)	(235,865)
Office and administration and other expenses	(3,554)	(6,021)	(6,236)	(8,258)
Foreign Exchange gain/(loss)	(318)	70	664	30
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	4,150	7,893	7,391	12,422
Depreciation and amortization	(662)	(582)	(1,313)	(1,155)
Interest expense	(1,013)	(715)	(2,154)	(1,720)
Profit before income taxes and non-controlling interest	2,475	6,596	3,924	9,547
Income tax expense	(733)	(3,212)	(1,218)	(3,966)
Net profit	1,742	3,384	2,706	5,581

Gross Margin (2)	7,840	13,573	12,609	20,218

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.
(2)
Gross Margin is a non-GAAP measure and is ‘external sales’ and ‘inter-segment revenue’ less ‘cost of sales and operating expenses’ and is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Downstream Operating Review

	Quarter ended June 30,		Six Months ended June 30,
Key Downstream Metrics	2009	2008	2009	2008
Sales volumes (millions of liters)	140.8	128.3	274.8	258.5
Cost of distribution per liter ($ per liter) (1)	$0.06	$0.07	$0.06	$0.06

(1)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.

Analysis of Downstream Financial Results Comparing the Quarter and Six Months Ended June 30, 2009 and 2008

During the quarter, the Downstream business recorded a net profit of $1.7 million compared with a net profit of $3.4 million in the same quarter of 2008.  The sector has generated a net profit of $2.7 million for the six month period to June 30, 2009, compared with $5.6 million for the same period of 2008.

Management Discussion and Analysis   INTEROIL CORPORATION     15

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarter and six months ended June 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$(1.6)	$(2.9)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(5.7)	$(7.6)
Decrease in gross margin in the quarter and six months ended June 30, 2009 over the same period last year mainly due to the negative effect of IPP movements as applied to the inventory sold during the period.

➢	$2.5	$2.0
Reduction in office and administration and other expenses mainly due to lower provisions for doubtful debts and recoupment of some of the provisions made in the prior year periods. Stock holding fees and other charges from the Refining segment were also decreased in line with the lower price environment.

➢	$(0.4)	$0.6	Foreign exchange movements during the periods due to the currency fluctuations between PGK and the USD.

➢	$2.5	$2.7	Reduction in income tax expense during the quarter and six month period due to a reduction in operating profits.

Management Discussion and Analysis   INTEROIL CORPORATION     16

CORPORATE – QUARTER AND SIX MONTH PERIOD IN REVIEW

Corporate – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
Inter-segment revenue	5,491	6,351	10,310	12,222
Interest revenue	3,149	1,983	6,083	4,643
Other non-allocated revenue	-	0	-	0
Total revenue	8,640	8,334	16,393	16,865
Office and administration and other expenses	(7,226)	(10,353)	(12,521)	(17,015)
Foreign Exchange gain/(loss)	483	(136)	1,077	(209)
Gain on LNG shareholder agreement	-	-	-	-
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	1,897	(2,155)	4,949	(359)
Depreciation and amortization	(174)	(16)	(192)	(30)
Interest expense	(1,600)	(2,871)	(3,925)	(5,961)
Profit/(loss) before income taxes and non-controlling interest	123	(5,042)	832	(6,350)
Income tax expense	(800)	(122)	(1,159)	(203)
Net profit/(loss)	(677)	(5,164)	(327)	(6,553)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Corporate Financial Results Comparing the Quarter and Six Month Ended June 30, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarter and six month period ended June 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$4.5	$6.2	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$2.4	$3.5
Increase in interest revenue less interest expenses.  This is due to lower interest expenses being charged to Corporate on external liability balances while the interest charges to other segments by Corporate have remained relatively consistent with the prior year due to higher intercompany loans partially offset by lower interest rates.

➢	$2.3	$2.6	Reduction in net office and administration and other expenses after deducting inter-segment revenue due to additional recharges to the operating streams and lower share compensation expenses.

➢	$0.6	$1.3	Increase in foreign exchange gains due to the currency fluctuations between PGK and the U.S. Dollar.

➢	$(0.7)	$(1.0)	Increase in income tax expense due to higher income within Corporate stream.

Management Discussion and Analysis   INTEROIL CORPORATION     17

CONSOLIDATION ADJUSTMENTS – QUARTER AND SIX MONTH PERIOD IN REVIEW

Consolidation adjustments – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2009	2008	2009	2008
Inter-segment revenue (1)	(57,483)	(100,744)	(125,363)	(208,088)
Interest revenue (5)	(3,142)	(1,822)	(6,064)	(4,246)
Other non-allocated revenue	-	-	-	-
Total revenue	(60,625)	(102,566)	(131,427)	(212,334)
Cost of sales and operating expenses (1)	54,826	93,065	113,484	194,795
Office and administration and other expenses (2)	5,522	6,408	10,379	12,302
Foreign Exchange gain/(loss)	-	-	-	-
Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (3)	(277)	(3,093)	(7,564)	(5,237)
Depreciation and amortization (4)	32	32	65	65
Interest expense (5)	3,142	1,823	6,064	4,248
Profit/(loss) before income taxes and non-controlling interest	2,897	(1,238)	(1,435)	(924)
Income tax expense	-	-	-	-
Non-controlling interest	(2)	(2)	(4)	(2)
Net profit/(loss)	2,895	(1,240)	(1,439)	(926)

Gross Margin (6)	(2,657)	(7,679)	(11,879)	(13,293)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.
(2)	Includes the elimination of inter-segment administration service fees.
(3)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.
(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.
(5)	Includes the elimination of interest accrued between segments.
(6)
Gross Margin is a non-GAAP measure and is ‘inter-segment revenue elimination’ less ‘cost of sales and operating expenses’ and represents elimination upon consolidation of our refinery sales to other segments. This measure is reconciled to Canadian GAAP in the section to this document entitled ‘Non-GAAP Measures and Reconciliation’.

Analysis of Consolidation Adjustments Comparing the Quarter and Six Months Ended June 30, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarter and six months ended June 30, 2009 and 2008.

	Quarterly Variance ($ millions)	Six Month Variance ($ millions)

	$4.1	$(0.5)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$5.0	$1.4
Increase in net income due to recognition of intra-group profit eliminated on consolidation between Midstream – Refining and Downstream segments in the prior periods relating to the Midstream – Refining segment’s profit component of inventory on hand in Downstream segment at period ends.

➢	$(0.9)	$(1.9)	Elimination of inter-segment administration service fees.

Management Discussion and Analysis   INTEROIL CORPORATION     18

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt facilities

Summarized below are the debt facilities available to us and the balances outstanding as at June 30, 2009.

Organization	Facility	Balance Outstanding June 30,2009		Maturity date
OPIC secured loan	$58,000,000	$58,000,000		December 2015
Unsecured 8% convertible debentures	$0	$0		Fully converted June 2009
BNP Paribas working capital facility	$190,000,000	$0	(1)	August 2009
Westpac working capital facility	$29,880,000	$3,962,238		October 2011
BSP working capital facility	$26,145,000	$0		August 2009

(1) Excludes letters of credit outstanding of $72.6 million.

Overseas Private Investment Corporation (‘OPIC’) Secured Loan (Midstream)

On September 12, 2001, we entered into a loan agreement with OPIC with respect to an $85.0 million project financing facility for the development of our refinery in PNG.  The loan is secured by the assets of the refinery.  The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears.  Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015.

Unsecured 8% Subordinated Convertible Debentures (Corporate and Upstream)

On May 13, 2008, we issued $95.0 million principal amount of unsecured 8% subordinated convertible debentures with a five year maturity.  The conversion price applicable to these debentures was $25.00 per share.  We had the right to require the debenture holders to convert the principal amount outstanding into common shares if the daily volume weighted average price (‘VWAP’) of our common shares was at or above $32.50 for at least 15 consecutive trading days.  Accrued interest on these debentures was to be paid semi-annually in arrears, in May and November of each year, commencing in November 2008. $70.0 million of the funds raised from the issuance of these debentures was used to repay a portion of the $130.0 million bridging facility which expired at that time.  The remaining funds have been used for appraisal and development of the Elk/Antelope structures.

During the quarter ended June 30, 2009 the VWAP of the common shares remained at or above $32.50 for 15 consecutive trading days, thus triggering mandatory conversion of all remaining debentures into common shares.

BNP Paribas Working Capital Facility (Midstream)

This crude import facility is used to finance purchases of crude feedstock for our refinery.  As of June 30, 2009, $117.4 million remained available for use under the facility.  The weighted average interest rate under the crude import facility was 4.39% for the six months ended June 30, 2009.  The interest rate applicable to this facility has declined in line with the reduction in LIBOR rates during the six months.  As at August 5, 2009, we are in the process of negotiating the renewal of the working capital facility.

Management Discussion and Analysis   INTEROIL CORPORATION     19

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $56.0 million) combined revolving working capital facility for our downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The Westpac facility limit is PGK 80.0 million (approximately $29.9 million) and the BSP facility limit is PGK 70.0 million (approximately $26.1 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and is due for renewal in August 2009.  We expect the BSP working capital facility to be renewed based on their internal annual review to be completed in August 2009.  As at June 30, 2009, only $4.0 million of this combined facility had been utilized, and the remainder was available for use.  The weighted average interest rate under the Westpac facility was 8.82% for the six month period to June 30, 2009.  The weighted average interest rate under the BSP facility was 8.95% for the six month period to June 30, 2009.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  In addition and as referred to above, the facilities provided by BNP Paribas and Bank South Pacific expire and are subject to renewal in the third quarter of 2009.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.  The global credit crisis may also negatively affect our ability to refinance these debt facilities.

Other Sources of Capital

Upstream

Currently for expenditures on exploration wells, appraisal wells and extended well programs, funding of our share of these costs is sourced from operational cash flows, secured and unsecured borrowings, asset sales and/or equity raising activities.

On October 30, 2008, Petromin PNG Holdings Limited (‘Petromin’), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), agreed to take a 20.5% direct interest in the Elk/Antelope field.  Petromin contributed an initial deposit and will fund 20.5% of the costs of developing the Elk/Antelope field.  The relevant legislation containing the State’s right to invest arises upon issuance of the PDL, which has not yet occurred.  The agreement contains certain provisions applicable in the event that the Petroleum Development License (“PDL”) is not issued within a certain timeframe, or the State does not designate Petromin to hold its interest at that time.  In the event the PDL is not granted for the Elk/Antelope field, we are required to issue Petromin common shares based on a five day volume weighted average price (‘VWAP’) immediately prior to the date of issue.  As at June 30, 2009, $8.4 million had been received from Petromin.

Cash calls are made on IPI investors and Petromin for their share of appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

Summary of Cash Flows

	Quarter ended June 30		Six months ended June 30
($ thousands)	2009	2008	2009	2008
Net cash inflows/(outflows) from:
Operations	65,109	(32,661)	78,726	(22,556)
Investing	(36,612)	(21,885)	(43,934)	(27,913)
Financing	25,210	66,267	12,588	35,418
Net cash movement	53,707	11,721	47,380	(15,051)
Opening cash	42,644	17,089	48,971	43,862
Closing cash	96,351	28,810	96,351	28,811

Management Discussion and Analysis   INTEROIL CORPORATION     20

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarters and Six Months Ended June 30, 2009 and 2008

The following table outlines the key variances in the cash flows from operating activities between the quarters and six months ended June 30, 2009 and 2008:

	Quarter variance ($ millions)	Six months variance ($ millions)

	$97.8	$101.3	Variance for the comparative periods primarily due to:

➢	(0.1)	$21.7	(Decrease)/increase in cash provided by operations prior to changes in operating segments (Midstream – Refining and Downstream) working capital for the six month period.

➢	$97.9	$79.6	Decrease in cash used by operations due to the timing of receipts, payments and inventory purchases, along with the decreasing crude and refined product price environment.

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters and Six Months Ended June 30, 2009 and 2008

The following table outlines the key variances in the cash flows from investing activities between the quarters and six months ended June 30, 2009 and 2008:

	Quarter variance ($ millions)	Six months variance ($ millions)

	$(14.7)	$(16.0)	Variance for the comparative periods primarily due to:

➢	$(5.2)	$(14.6)
Higher cash outflows on exploration expenditures during current periods.  The outflows related to the Elk-4A and Antelope drilling and extended well drilling program.  The extended well program is partly funded by cash calls to the IPI investors.

➢	$3.6	$1.2	Higher cash inflows from cash calls made to IPI investors in relation to the Elk/Antelope extended well programs.

➢	$(3.6)	$(2.3)	Higher expenditure on plant and equipment.

➢	$(1.5)	$(1.5)	Proceeds from sale of exploration assets during the quarter ended June 30, 2008.

➢	$2.0	$8.9	Lower cash outflows due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.

➢	$(10.1)	$(7.5)
Increase in cash used in our development segments for working capital requirements.  This working capital relates to movements in accounts payable and accruals in our Upstream and Midstream Liquefaction segment.

Management Discussion and Analysis   INTEROIL CORPORATION     21

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters and Six Months Ended June 30, 2009 and 2008

The following table outlines the key variances in the cash flows from financing activities between the quarters and six months ended June 30, 2009 and 2008:
	Quarter variance $( millions)	Six months variance $( millions)

	$(41.1)	$(22.8)	Variance for the comparative periods primarily due to:

➢	$(80.4)	$(72.4)	Higher repayment of the BNP Paribas working capital facility.

➢	$70.0	$70.0	Repayment of the bridging facility during the quarter ended June 30, 2008.

➢	$(0.9)	$(3.5)	Lower cash inflows relating to the LNG Project joint venture cash calls. Cash calls were $nil in the six months ended June 30, 2009 compared with $3.5 million in the same period of 2008.

➢.	$(4.5)	$(0.9)
Lower cash inflows relating to the agreement with Clarion Finanz A.G. under which it agreed to pay a total of $15.0 million for an option to acquire a 2.5% interest in the Elk/Antelope field.  Cash inflows were $3.6 million in the six months ended June 30, 2009 compared with $4.5 million in the same period of 2008.

➢	$1.0	$4.4	Net payments received from Petromin during 2009.

➢	$68.5	$74.3	Net proceeds from the issuance of common shares during 2009.

➢	$(94.8)	$(94.8)	Net proceeds from the issuance of 8% debentures during the quarter ended June 30, 2008

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the quarter ended June 30, 2009 were $20.1 million compared with $14.9 million during the same period of 2008.  Total expenditures for the six month period to June 30, 2009 were $43.7 million compared to $29.1 during the same period of 2008.

The following table outlines the key expenditures in the quarter and six months ended June 30, 2009:
	Quarter ($ millions)	Six Months ($ millions)

	$20.1	$43.7	Expenditures in the quarter and six months ended June 30, 2009 due to:

➢	$0.1	$5.1	Preparatory/drilling costs on the Antelope-1 appraisal well.

➢	-	$11.3	Testing of the Antelope-1 appraisal well.

➢	$3.2	$3.8	Preparatory site costs on our next appraisal well Antelope-2.

➢	$15.5	$19.5	Preparatory/drilling costs on the Antelope-1 Side Track appraisal well.

➢	$0.8	$2.0	Costs incurred in developing the PDL for the Elk/Antelope field.

➢	-	$0.2	Field geology costs for PPL 236 and PPL 237.

➢	$0.5	$1.8	Other expenditure including fixed assets additions and inventory purchases.

Management Discussion and Analysis   INTEROIL CORPORATION     22

The IPI investors are required to fund 28.175% of the Elk and Antelope extended well program costs to maintain their interest in that well program.  The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for the IPI investors’ interest in the program.

Petromin will fund 20.5% of ongoing costs for developing the fields.  Petromin contributed a $3.4 million in the quarter ended March 31, 2009 and $1.0 million in the quarter ended June 30, 2009.  All funds received are being treated as a deposit until a PDL is granted.

Midstream Capital Expenditures

Capital expenditures of $253,000 in our Midstream refinery business segment for the six months ended June 30, 2009.

Downstream Capital Expenditures

Capital expenditures for the Downstream wholesale and retail distribution business segment amounted to $2.9 million for the quarter ended June 30, 2009, bringing the year to date expenditure to $4.1 million.  These expenditures mainly related to the purchase of land and improvements in relation to one of our service station in Papua New Guinea.

Capital Requirements

The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital.  The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.  No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given current market conditions.

Upstream

We are obliged under our $125.0 million Amended and Restated Indirect Participation Agreement (‘IPI Agreement’) of 2005 to drill eight exploration wells.  We have drilled four wells to date.  As at June 30, 2009, we estimate that a further $45.8 million will be required to fulfill this commitment.

We will need to raise additional funds in order for us to complete the program and meet the obligation to drill the remaining four wells under the IPI agreement.  The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors.  Existing cash balances and ongoing cash generated from operations will be sufficient to facilitate further development of the Elk/Antelope well prospect, but further capital will be needed to complete the total of our obligations under the IPI agreement.  Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to meet these obligations over time and complete these long term plans.  No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given the current market conditions.

In the event that we establish sufficient gas resources and reserves, we will also be required to obtain substantial amounts of financing for the Elk field development and delivery of gas to the LNG project and it would take a number of years to complete these projects.  In the event that the viability of the LNG project is established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital.  The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.  If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Management Discussion and Analysis   INTEROIL CORPORATION     23

Midstream - Refining

We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2009.  We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.  Should there be a major deterioration in refining margins or the finalization of the IPP review not yield an appropriate agreement for the revision of the IPP formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us, particularly given the current market conditions.

Midstream - Liquefaction

Completion of any LNG Project will require substantial amounts of financing and construction will take a number of years to complete.  As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs.  No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction.  The availability and cost of capital is highly dependent on market conditions at the time we raise such capital.  We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.  If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Downstream

On July 22, 2009, subsequent to quarter end, we announced entry into the contract to purchase Shell Oil Products (PNG) Ltd, which owns the aviation fuelling assets located at the Jackson International Airport in Port Moresby.  This acquisition remains conditional upon review and approval by certain statutory authorities in Papua New Guinea.  This acquisition, if approved by the statutory authorities, will be funded by drawing down from existing debt facilities.  We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our other estimated capital expenditures for our wholesale and retail distribution business segment for 2009.

Contractual Obligations and Commitments

The following table contains information on payments for contracted obligations due for each of the next five years and thereafter.  It should be read in conjunction with our financial statements for the quarter and six months ended June 30, 2009 and the notes thereto:

	Payments Due by Period ($ thousands)
Contractual obligations ($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Secured loan and debenture obligations	58,000	9,000	9,000	9,000	9,000	9,000	13,000
Indirect participation interest (1)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	1,070	1,044	26	-	-	-	-
Petroleum prospecting and retention licenses (2)	95,000	16,500	4,500	23,333	35,333	15,334	-
Total	155,454	27,084	14,370	32,333	44,333	24,334	13,000

(1)
These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003.  See Note 19 to our unaudited financial statements for the quarter and six months ended June 30, 2009.

(2)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses.  Of this commitment, as at June 30, 2009, management estimates that $45.8 million would satisfy the commitments in relation to the IPI investors

Management Discussion and Analysis   INTEROIL CORPORATION     24

Off Balance Sheet Arrangements

Neither during the six months ended, nor as at June 30, 2009, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $75,000 during the six months ended June 30, 2009 (June 30, 2008 - $75,000).  This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil, LDC, in compliance with OPIC loan requirements.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized.  As of June 30, 2009, we had 41,848,889 common shares and nil preferred shares outstanding (45,967,641 common shares on a fully diluted basis). The dilutive instruments outstanding as at June 30, 2009 relates to 1,776,500 common shares in relation to employee stock options outstanding, 2,000,000 common shares in relation to the remaining IPI conversion options, 337,252 common shares in relation to the warrants outstanding, and 5,000 common shares that can be exchanged by Petroleum Independent and Exploration Corporation at any time for its remaining 5,000 shares of SPI InterOil LDC.

Derivative Instruments

Our revenues are derived from the sale of refined products.  Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.  Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products.  Such an activity is better known as hedging and risk management.  These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced.  On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.

The derivatives instrument which we generally use is the over-the-counter (OTC) swap.  The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (IPE) and Nymex Exchanges.  We believe these hedge counterparties to be credit worthy.  However, given the financial and credit market crisis, the creditworthiness of our hedge counterparties could change quickly.  It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities.  The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai.  Using these tools, we actively engage in hedging activities to lock in margins.  Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

Management Discussion and Analysis   INTEROIL CORPORATION     25

At June 30, 2009, InterOil had a net payable of $nil (Jun 2008 – payable of $11,847,200) relating to commodity hedge contracts.  Of this total, a receivable of $nil (Jun 2008 - payable of $3,332,200) relates to hedge accounted contracts as at June 30, 2009 and a payable of $nil (Jun 2008 – payable of $8,515,000) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

The gain on hedges for which final pricing will be determined in future periods was $7,811,650 (Jun 2008 – loss of $3,487,049) and has been included in comprehensive income.  The hedges that have resulted in a gain being included within comprehensive income at June 30, 2009 were settled in January 2009.  However, these gains will be released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover will occur.

A profit of $9,369,050 was recognized from effective portion of priced out hedge accounted contracts for the six months ended June 30, 2009 (Jun 2008 – $560,000).

For a detailed description of our current derivative contracts as of June 30, 2009, see Note 7 to our financial statements for the quarter and six months ended June 30, 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations.  The information about our critical accounting estimates should be read in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2008, available at www.sedar.com, which summarizes our significant accounting policies.

Income Taxes

We use the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment.  A valuation allowance is provided against any portion of a future tax asset which will more than likely not be recovered.  In considering the recoverability of future tax assets and liabilities, we consider a number of factors, including the consistency of profits generated from the refinery, likelihood of production from Upstream operations to utilize the carried forward exploration costs, etc.  If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance.

Oil and Gas Properties

We use the successful-efforts method to account for our oil and gas exploration and development activities.  Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred.  We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves.  Capitalized costs for producing wells will be subject to depletion using the units-of-production method.  Geological and geophysical costs are expensed as incurred.  If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses.

Management Discussion and Analysis   INTEROIL CORPORATION     26

Asset Retirement Obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end.  Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs.  The refinery is located on land leased from the Independent State of Papua New Guinea.  The lease expires on July 26, 2097.  Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Environmental Remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure.  Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.  Provisions are determined on an assessment of current costs, current legal requirements and current technology.  Changes in estimates are dealt with on a prospective basis.  We currently do not have any amounts accrued for environmental remediation obligations.  Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Impairment of Long-Lived Assets

We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment.  We test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows.  If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.  In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions (including estimation of gross refining margins, crude price environments and its impact on IPP, etc), projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment.  Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings.  Our impairment evaluations are based on assumptions that are consistent with our business plans.  However, providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practicable due to the significant number of assumptions involved in the estimates.

Legal and Other Contingent Matters

We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated.  When the amount of a contingent loss is determined it is charged to earnings.  Our management continually monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards to be used by us in 2009, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2008 available at www.sedar.com.

In 2006, the Accounting Standards Board (AcSB) announced its intention to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP, tentatively effective January 1, 2011.  In anticipation of the change, the AcSB began revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

Management Discussion and Analysis   INTEROIL CORPORATION     27

The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.  The AcSB in Canada is also evaluating the possibility of allowing entities to early adopt IFRS reporting.

We will strongly consider early adopting IFRS, if allowed by the AcSB, to benefit from the exemption from U.S. GAAP reconciliation.  We have set up a Steering Committee and Project Management Team to evaluate the key differences between Canadian GAAP and IFRS and prepare for the transition.  The Steering Committee will report to the Audit Committee on a regular basis on the progress of the transition project and key differences that need to be addressed for the transition.

Based on the preliminary work performed evaluating key differences between Canadian GAAP and IFRS as applicable to InterOil, no major differences have yet been noted that would have any significant effect on transition to IFRS.

NON-GAAP MEASURES AND RECONCILIATION

Gross Margin is a non-GAAP measure and is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

Consolidated – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, except per share data)	2009	2008	2009	2008
Sales and operating revenues	147,571	243,657	308,411	435,030
Cost of sales and operating expenses	(126,007)	(206,214)	(262,418)	(383,197)
Gross Margin	21,564	37,443	45,993	51,833

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

Management Discussion and Analysis   INTEROIL CORPORATION     28

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure, for each of the last eight quarters.

	2009		2008				2007
Quarters ended ($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	(669)	(470)	(2,483)	231	10,164	(1,135)	(3,128)	(5,015)
Midstream – Refining	14,134	14,747	(13,976)	17,516	16,329	5,724	9,589	(1,332)
Midstream – Liquefaction	(1,378)	(2,360)	(2,501)	(1,570)	(1,784)	(1,636)	(797)	(4,104)
Downstream	4,150	3,241	(7,244)	610	7,893	4,529	3,627	3,301
Corporate	1,897	3,052	226	764	(2,155)	1,796	2,145	6,248
Consolidation Entries	(278)	(7,286)	(2,866)	(736)	(3,092)	(2,143)	(4,540)	(9,353)
Earnings before interest, taxes, depreciation and amortization	17,856	10,924	(28,844)	16,815	27,355	7,135	6,896	-10,255
Subtract:
Upstream	(1,563)	(1,552)	(1,345)	(1,137)	(841)	(704)	(474)	(177)
Midstream – Refining	(1,709)	(1,786)	(2,771)	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)
Midstream – Liquefaction	(333)	(158)	(65)	(63)	(60)	(53)	(53)	(53)
Downstream	(1,013)	(1,142)	(2,232)	(885)	(715)	(1,005)	(1,145)	(3,320)
Corporate	(1,600)	(2,325)	(2,320)	(2,484)	(2,871)	(3,091)	(3,005)	(2,870)
Consolidation Entries	3,142	2,922	2,866	2,636	1,823	2,425	3,629	9,353
Interest expense	(3,076)	(4,041)	(5,867)	(4,046)	(4,927)	(5,189)	(5,445)	(5,222)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	-	-	-	-	-	-	(44)	69
Midstream – Liquefaction	(32)	(12)	(12)	(25)	(49)	(24)	(13)	-
Downstream	(733)	(485)	4,297	82	(3,213)	(753)	(1,112)	261
Corporate	(800)	(359)	(163)	(21)	(122)	(81)	(11)	212
Consolidation Entries	(2)	(2)	4	(3)	(2)	0	(1)	2
Income taxes and non-controlling interest	(1,567)	(858)	4,126	33	(3,386)	(858)	(1,181)	544
Upstream	(150)	(112)	(175)	(134)	(135)	(154)	(134)	299
Midstream – Refining	(2,801)	(2,611)	(2,742)	(2,742)	(2,723)	(2,761)	(2,158)	(2,781)
Midstream – Liquefaction	(20)	(20)	(19)	(19)	(16)	(15)	(15)	-
Downstream	(662)	(651)	(722)	(693)	(582)	(573)	(700)	(497)
Corporate	(174)	(18)	(19)	(18)	(16)	(15)	(12)	(12)
Consolidation Entries	32	32	32	32	32	32	34	33
Depreciation and amortisation	(3,775)	(3,380)	(3,645)	(3,574)	(3,440)	(3,486)	(2,985)	(2,958)
Upstream	(2,382)	(2,134)	(4,003)	(1,039)	9,188	(1,993)	(3,736)	(4,893)
Midstream – Refining	9,624	10,349	(19,490)	12,660	11,345	201	2,990	(12,199)
Midstream – Liquefaction	(1,764)	(2,551)	(2,596)	(1,677)	(1,910)	(1,727)	(878)	(4,157)
Downstream	1,742	964	(5,900)	(886)	3,384	2,197	670	(254)
Corporate	(677)	350	(2,276)	(1,759)	(5,164)	(1,390)	(882)	3,578
Consolidation Entries	2,895	(4,333)	35	1,929	(1,240)	314	(877)	34
Net profit/(loss) per segment	9,438	2,645	(34,230)	9,228	15,603	(2,398)	(2,713)	(17,891)

Management Discussion and Analysis   INTEROIL CORPORATION     29

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2008, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has implemented disclosure controls and procedures, as defined in National Instrument 52- 109-Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosures. Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.

The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s assets are safeguarded. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

The CEO and CFO are required to certify on the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting concurrent with filing its interim financial statements to the second quarter 2009 in accordance with NI 52-109. The Company’s CEO and CFO, together with management, have concluded, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2009, that information required to be disclosed by the Company is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The CEO and the CFO have also evaluated the effectiveness of InterOil's internal controls over financial reporting ("ICFR") as at December 31, 2008.  During the six months ended June 30, 2009, there were no material changes in the Company’s disclosure controls and procedures or ICFR.  InterOil's ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  However, because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  In making their evaluation, they used the criteria set forth in the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework.  Based on their evaluation, the CEO and CFO concluded that our ICFR are effective to provide reasonable assurance with respect to the objectives of our ICFR.

Management Discussion and Analysis   INTEROIL CORPORATION     30

GLOSSARY OF TERMS

Barrel, Bbl  Unit volume measurement used for petroleum and its products, equivalent to 42 U.S. gallons.

Condensate  A component of natural gas which is a liquid at surface conditions.

Crack spread  The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

EBITDA  Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used to analyze operating performance.

Feedstock  Raw material used in a processing plant.

GAAP  Generally accepted accounting principles.

Gas  A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.

IPP  Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts.  The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

IPI   Indirect Participation Interest.

LIBOR  Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

LNG  Liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel.  LNG is moved in tankers, not via pipelines.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

LNG Project   The potential development by us of a liquefied natural gas processing facility in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pacific LNG Operations Ltd through a joint venture company PNG LNG Inc.

LSWR    Low Sulphur Waxy Residue

Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

Natural gas  A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

Management Discussion and Analysis   INTEROIL CORPORATION     31

PGK Currency of Papua New Guinea.

PPL  Petroleum Prospecting License.  The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.

USD  United States Dollars.

Working interest  An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.

Mcf  standard abbreviation for 1,000 cubic feet.

Management Discussion and Analysis   INTEROIL CORPORATION     32